SUBSIDIARIES OF ETHANEX ENERGY, INC.

The table below sets forth all subsidiaries of Ethanex Energy, Inc. and the state or other jurisdiction of incorporation or organization of each.

Subsidiary	State of Incorporation
Ethanex Energy North America, Inc.	Delaware

IPT Ethanol, Inc.	Delaware

Ethanex Southern Illinois, LLC	Illinois